Exhibit 99.1

Alarum Issues Letter to Shareholders

Tel Aviv, Israel, Feb. 08, 2023 (GLOBE NEWSWIRE) -- Alarum Technologies Ltd. (www.alarum.io) (Nasdaq, TASE: ALAR) (“Alarum” or the “Company”), a global provider of enterprise and consumer internet access solutions, today issued the following letter to shareholders by the Company's Chief Executive Officer, Mr. Shachar Daniel.

Dear shareholders,

I am thrilled to conclude the successful and transformational year of 2022 with a continuing strong performance into January 2023. With this letter I would like to provide you with an overview of some exciting growth catalysts we envisage for the rest of 2023.

We recently completed the Company's rebranding by changing our name to Alarum Technologies to reflect our transition from a traditional enterprise cybersecurity-centered company to an established leading provider of enterprise and consumer internet access solutions.

Alarum is everything we aimed for in the last few years, while realizing our key growth engines and crystallizing our significant competitive advantages. For us, it was all about focus, and understanding that the cybersecurity space is crowded, requiring heavy investments into constant development, and entailing relatively long sale-cycles. We therefore decided to harness our knowledge and expertise in this arena to build a cohesive and sustainable company. During the last two years, we worked to integrate the business lines and technologies we have acquired in 2019 and 2021, while focusing on the privacy market for organizations and the privacy and security market for consumers. In addition, we signed a cooperation agreement with a cyber-focused entity that took on all the expenses associated with the Company’s legacy cybersecurity activities. Our efforts resulted in two solid business units that continue to grow and thrive. 2022 was an outstanding year, adding four more quarters of revenue growth that resulted in eight consecutive quarters of revenue growth, and estimated annual revenues of more than $18.5 million. January 2023 kept this momentum with estimated revenues of $1.8 million and a decreasing burn rate.

While maintaining our growth, we significantly reduced our burn rate, a trend that we believe will continue into 2023. January 2023 kept this momentum with estimated revenues of $1.8 million and a decreasing burn rate.

Alarum operates today in two main sectors, in which we have distinctive competitive advantages. The assets we have gained through our previous enterprise cybersecurity activities put us in an advantageous position to stand out within the Internet access arena with various solutions designed to address data access and privacy requirement for enterprises and consumers.

NetNut Ltd. (“NetNut”), our Enterprise Internet Access arm, is a world leading brand in its field. It offers a global web data collection cloud service, based on our proprietary traffic optimization and routing technology and network. During 2022, we doubled our network's infrastructure, which is now able to support and process billions in client requests. The scaleup in our capabilities is a result of the onboarding of several strategic customers, as well as the expansion of NetNut's network by partnering with tens of Internet Service Providers.

NetNut continues to generate revenue growth quarter after quarter and is cash flow positive.

Our Consumer Internet Access offers privacy and cybersecurity solutions to end users. These solutions are designed to allow users to take charge of their online privacy with a powerful, secured and encrypted connection. These solutions are installed on the consumers’ computers or mobile phones and are available via various browser and mobile applications stores.

By investing in acquiring new users, the Consumer Internet Access business model allows us to build revenue-generating assets, which are expected to yield future revenue streams. With this unique model we have successfully secured funding from a strategic investor that chose to invest directly in our customer acquisition program, as well as a credit line for working capital from a leading Israeli commercial bank to support this operation.

We remain agile and committed to growing responsibly and to pave our way to profitability, which we expect will maximize our long-term business potential. We are well aware of the competitive landscape in which we are operating today and are taking the steps necessary to further develop and strengthen the Company’s competitive edge. We believe that under current market's climate - the reduction in our burn rate, together with becoming cash flow positive and maintaining a strong cash position - are key in our path to provide value for our shareholders.

I would like to use this opportunity to thank our employees for their commitment. It is their hard work, alignment behind our strategy and dedication that enables us to deliver on our promises, and I invite you to meet part of our excellent team here.

We also want to thank you, our shareholders, for your continuing support, your confidence and trust. While we continue to take care of the short term, we are also building and investing for the long term, in the capabilities we need, the required knowhow and the talent to continue to create value for you, our shareholders.

Sincerely,

Shachar Daniel

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About Alarum Technologies Ltd.

Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) is a global provider of internet access solutions. The Company operates in two distinct segments: solutions for enterprises and solutions for consumers.

The solutions by NetNut, our Enterprise Internet Access arm, are based on our world’s fastest and most advanced and secured hybrid proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web. Our network comprises both exit points based on our proprietary reflection technology and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee the privacy, quality, stability, and the speed of the service.

Our Consumer Internet Access arm offers privacy and cybersecurity solutions to end users. These solutions are designed to allow users to take charge of their online privacy with a powerful, secured and encrypted connection. The solutions are designed for basic and advanced use cases, ensuring complete protection of personal and digital information.

The Company's previously developed cybersecurity solutions for enterprises are offered by an information security provider, as a solution or cloud service.

For more information about Alarum and its privacy and cybersecurity solutions for enterprises and consumers, please visit www.alarum.io.

Forward-Looking Statements

This letter to shareholders contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws and the Israeli securities law. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Alarum is using forward-looking statements in this press release when it discusses its vision for 2023, its belief that the Company will continue to significantly reduce its burn rate in 2023, NetNut’s continuous growth quarter after quarter, advantages and benefits of its Consumer Internet Access solutions, that revenue-generating assets are expected to yield future revenue streams, its expectation that its path to profitability will maximize its long-term business potential, that the current market is key in the Company’s path to provide value for its shareholders, that the Company is building and investing for the long term, in the capabilities it need, the required knowhow and the talent to continue to create value for its shareholders. Because such statements deal with future events and are based on Alarum’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alarum could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alarum’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 29, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Alarum undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

INVESTOR RELATIONS CONTACTS:

Michal Efraty

+972-(0)52-3044404
investors@alarum.io